Exhibit 99.1

Pactera Announces Fourth Quarter and Full Year 2012 Financial Results

Beijing, February 27, 2013 — Pactera Technology International Ltd. (Nasdaq: PACT) (“Pactera” or the “Company”), a global consulting and technology services provider strategically headquartered in China, today reported its unaudited financial results for the fourth quarter and full year 2012 ended December 31, 2012.

On November 9, 2012, HiSoft Technology International Limited (“HiSoft”) and VanceInfo Technology Inc. (“VanceInfo”) completed the merger of equals to form Pactera. In the fourth quarter of 2012, Pactera’s financial statements consolidated the operating results and financial position of the former HiSoft’s results for the whole fourth quarter and VanceInfo’s results for the period from November 9, 2012 to December 31, 2012. As a result, the financial results we reported for the fourth quarter and full year 2012 are not comparable to those of prior corresponding periods due to the merger.

Fourth Quarter and Full Year 2012 Financial and Operational Highlights

•                          Net revenues for the fourth quarter of 2012 were $142.2 million.

•                          Pro forma net revenues1 for the fourth quarter of 2012 were $179.3 million, an increase of 17.9% from $152.1 million for the corresponding period in 2011.

•                          Diluted net loss per ADS for the fourth quarter of 2012 was $0.22.

•                          Non-GAAP diluted net income per ADS2 for the fourth quarter of 2012 was $0.24.

•                          Net revenues for the full year 2012 were $359.0 million.

•                          Pro forma net revenues for the full year 2012 were $673.3 million, an increase of 34.1% from $502.1 million in 2011.

•                          Diluted net income per ADS for the full year 2012 was $0.05.

•                          Non-GAAP diluted net income per ADS for the full year 2012 was $0.91.

•                          Total full-time regular employees as of December 31, 2012 were 23,270 including 20,834 billable professionals.

(1)  Pro forma net revenues of the Company for the fourth quarter and full year 2011 and 2012 assume that the merger occurred at the beginning of each such period. The pro forma financial information is provided for information purpose only and does not purport to present what the actual results of operations would have been had the transaction actually occurred at the beginning of each period indicated nor does it purport to present the actual results of operations for any future period or financial position for any future date. Please refer to the accompanying tables at the end of the earnings release.

(2)  Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income, non-GAAP basic and diluted net income per ADS and corresponding margins presented in this press release exclude share-based compensation expense, amortization of acquired intangible assets and land use right, merger-related transaction and integration costs, and change in fair value of contingent consideration payable for business acquisition and compensation expenses related to acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying tables of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” and “Reconciliations of Forward-Looking Guidance for Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the news release.

“We are pleased with our results for the fourth quarter and full year 2012. During the quarter, we successfully achieved our revenue target while also making solid progress with our operational integration and business reorganization,” said Mr. Tiak Koon Loh, Chief Executive Officer of Pactera. “Pro forma net revenues in 2012 were up 34.1% year over year. Our BFSI business continued its strong growth momentum with a 62.7% year-over-year increase in pro forma net revenues, positioning us to become the leading IT service provider in this vertical in China. Demand in Greater China remains robust, reflected by our 49.7% growth in pro forma net revenues in the region during 2012.

“Looking forward to 2013, we will remain focused on completing our integration efforts to fully realize the targeted synergies. We will continue to deliver value to our clients and grow our business in a profitable and sustainable manner,” added Mr. Loh.

Fourth Quarter 2012 Financial Results

Net Revenues

Net revenues were $142.2 million for the fourth quarter of 2012 as compared to $64.9 million for the fourth quarter of 2011.

Pro forma net revenues of the Company for the fourth quarter of 2012 were $179.3 million, an increase of 17.9% from $152.1 million for the corresponding period in 2011. The year-over-year growth in pro forma net revenues was driven by strong demand of IT services and key geographic markets.

Net Revenues by Service Line

Pactera has two service lines:  Information Technology (“IT”) services and research and development (“R&D”) services. Pactera divides IT services into two categories: consulting and packaged solution services (“CPS”) and application development, testing and maintenance services (“ADM”).

Net revenues from IT services were $87.7 million for the fourth quarter of 2012. Net revenues from R&D services were $54.5 million for the fourth quarter of 2012.

Net Revenues by Services Line

	Three Months Ended December 31, 2012		Three Months Ended December 31, 2011
	($ in thousands, except percentages)
IT Services	87,738	61.7%	39,700	61.1%
CPS	31,849	22.4%	13,640	21.0%
ADM	55,889	39.3%	26,060	40.1%
R&D Services	54,464	38.3%	25,236	38.9%
Total Net Revenues	142,202	100.0%	64,936	100.0%

Pro forma net revenues from IT services were $110.4 million for the fourth quarter of 2012, an increase of 33.2% from $82.9 million for the corresponding period in 2011, which is primarily due to our expanded service offerings and client portfolio.

Pro forma net revenues from R&D services were $68.9 million for the fourth quarter of 2012, compared to $69.2 million for the corresponding period in 2011.

Pro forma Net Revenues by Service Line

(Please refer to the reconciliation table at the end of the earnings release.)

	Three Months Ended December 31, 2012		Three Months Ended December 31, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
IT Services	110,433	61.6%	82,936	54.5%	33.2%
CPS	36,264	20.2%	29,239	19.2%	24.0%
ADM	74,169	41.4%	53,697	35.3%	38.1%
R&D Services	68,911	38.4%	69,188	45.5%	(0.4)%
Total Net Revenues	179,344	100.0%	152,124	100.0%	17.9%

Net Revenues by Geographic Markets

Based on the location of clients’ headquarters, net revenues from clients headquartered in the United States were $55.4 million in the fourth quarter of 2012, followed by $53.8 million from clients headquartered in Greater China, $16.6 million in Japan, $10.3 million in Europe and $6.1 million in Asia South.

Net Revenues based on Location of Clients’ Headquarters

	Three Months Ended December 31, 2012		Three Months Ended December 31, 2011
	($ in thousands, except percentages)
United States	55,361	38.9%	30,324	46.7%
Greater China	53,848	37.9%	13,197	20.3%
Japan	16,615	11.7%	13,323	20.5%
Europe	10,262	7.2%	4,851	7.5%
Asia South	6,116	4.3%	3,241	5.0%
Total Net Revenues	142,202	100.0%	64,936	100.0%

Pro forma net revenues from clients headquartered in Greater China were $72.0 million or 40.1% of pro forma net revenues for the fourth quarter of 2012, followed by 37.5% from the United States, 10.4% from Japan, 7.7% from Europe and 4.3% from Asia South.

Pro Forma Net Revenues based on Location of Clients’ Headquarters

(Please refer to the reconciliation table at the end of the earnings release.)

	Three Months Ended December 31, 2012		Three Months Ended December 31, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
Greater China	71,989	40.1%	53,739	35.3%	34.0%
United States	67,264	37.5%	61,712	40.6%	9.0%
Japan	18,611	10.4%	16,200	10.6%	14.9%
Europe	13,721	7.7%	15,837	10.4%	(13.4)%
Asia South	7,759	4.3%	4,636	3.1%	67.4%
Total Net Revenues	179,344	100.0%	152,124	100.0%	17.9%

Measuring Pactera’s net revenues based on the location of contract signing entity, Greater China accounted for 57.9% of net revenues in the fourth quarter of 2012, while the United States accounted for 20.3%, Japan accounted for 11.1%, Asia South accounted for 9.2% and Europe accounted for 1.5%.

Measuring Pactera’s pro forma net revenues based on the location of contract signing entity, Greater China accounted for 59.8% of pro forma net revenues in the fourth quarter of 2012, while the United States accounted for 20.7%, Japan accounted for 9.9%, Asia South accounted for 8.2% and Europe accounted for 1.4%.

Net Revenues by Industry

Pactera classifies its clients into four industry segments: High Technology (“High Tech”), Banking, Financial Services and Insurance (“BFSI”), Telecommunications (“Telecom”), and other industry segments including manufacturing, retail, distribution, travel and transportation and public services (“Others”).

Net Revenues by Industry

	Three Months Ended December 31, 2012		Three Months Ended December 31, 2011
	($ in thousands, except percentages)
High Tech	56,463	39.7%	28,941	44.6%
BFSI	39,894	28.1%	18,849	29.0%
Telecom	23,858	16.8%	4,769	7.3%
Others	21,987	15.4%	12,377	19.1%
Total Net Revenues	142,202	100.0%	64,936	100.0%

Pro Forma Net Revenues by Industry

(Please refer to the reconciliation table at the end of the earnings release.)

	Three Months Ended December 31, 2012		Three Months Ended December 31, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
High Tech	69,066	38.5%	59,531	39.1%	16.0%
BFSI	47,435	26.4%	32,224	21.2%	47.2%
Telecom	35,174	19.6%	36,699	24.1%	(4.2)%
Others	27,669	15.5%	23,670	15.6%	16.9%
Total net revenues	179,344	100%	152,124	100.0%	17.9%

Largest Clients

Net revenues from Pactera’s top five and top ten clients accounted for 30.7% and 39.6% of net revenues, respectively, during the fourth quarter of 2012, compared to 31.6% and 45.2%, respectively, for the corresponding period in 2011.

Pro forma net revenues from Pactera’s top five and top ten clients accounted for 32.2% and 41.2% of pro forma net revenues, respectively, during the fourth quarter of 2012, compared to 39.0% and 48.6%, respectively, for the corresponding period in 2011.

Gross Profit and Gross Margin

Gross profit was $47.6 million for the fourth quarter of 2012, compared to $23.5 million for the corresponding period in 2011. During the fourth quarter of 2012, gross margin was 33.5%, as compared to 36.2% for the fourth quarter of 2011.

Operating Expenses

Total operating expenses were $65.2 million for the fourth quarter of 2012 compared to $16.8 million for the corresponding period in 2011. Operating expenses in the fourth quarter of 2012 reflect $5.5 million in trademark intangible asset write-down due to the corporate re-branding and $19.8 million in other merger related expenses including professional fees, severance costs, and facilities and system integration expenses.

Operating Income and Operating Margin

Operating loss for the fourth quarter of 2012 was $17.5 million, compared to an operating income of $6.7 million for the corresponding period in 2011. Non-GAAP operating income for the fourth quarter in 2012 was $15.3 million, as compared to $9.7 million in the corresponding period in 2011.

Operating margin was negative 12.3% for the fourth quarter of 2012, compared to 10.3% for the same period in 2011. Non-GAAP operating margin was 10.8% for the fourth quarter of 2012, compared to 14.9% for the corresponding period in 2011.

Net Income and Net Income per ADS

Net loss attributable to Pactera was $14.5 million for the fourth quarter of 2012, compared to a net income of $6.8 million for the corresponding period in 2011. Diluted net loss per ADS was $0.22 for the fourth quarter of 2012, as compared to diluted net income per ADS of $0.16 in the corresponding period of 2011.

Non-GAAP net income was $16.4 million for the fourth quarter of 2012, compared to $9.8 million for the same period in 2011. Non-GAAP diluted net income per ADS was $0.24 in the fourth quarter of 2012, compared to $0.23 in the corresponding period of 2011.

Cash Flow and DSO

As of December 31, 2012, Pactera had cash and cash equivalents, restricted cash, term deposits and short-term investment totaling $210.1 million. Operating cash flow for the fourth quarter of 2012 was a net inflow of approximately $33.3 million. Days sales outstanding (“DSO”) was 119 days for the quarter.

Full Year 2012 Financial Results

Net Revenues

Net revenues were $359.0 million for the full year 2012 as compared to $219.0 million for the full year 2011.

Pro forma net revenues of the Company for the full year 2012 were $673.3 million, an increase of 34.1% from $502.1 million for the corresponding period in 2011.

Net Revenues by Service Line

Net revenues from IT services were $214.9 million for the full year 2012. Net revenues from R&D services were $144.2 million for the full year 2012.

Net Revenues by Services Line

	Twelve Months Ended December 31, 2012		Twelve Months Ended December 31, 2011
	($ in thousands, except percentages)
IT Services	214,858	59.8%	126,105	57.6%
CPS	79,605	22.1%	37,567	17.2%
ADM	135,253	37.7%	88,538	40.4%
R&D Services	144,173	40.2%	92,884	42.4%
Total Net Revenues	359,031	100.0%	218,989	100.0%

Pro forma net revenues from IT services were $381.5 million for the full year 2012, an increase of 46.3% from $260.7 million in 2011. Pro forma net revenues from R&D services were $291.8 million for the full year 2012, compared to $241.4 million in 2011.

Pro forma Net Revenues by Service Line

(Please refer to the reconciliation table at the end of the earnings release)

	Twelve Months Ended December 31, 2012		Twelve Months Ended December 31, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
IT Services	381,476	56.7%	260,680	51.9%	46.3%
CPS	118,209	17.6%	85,351	17.0%	38.5%
ADM	263,267	39.1%	175,329	34.9%	50.2%
R&D Services	291,790	43.3%	241,446	48.1%	20.9%
Total Net Revenues	673,266	100.0%	502,126	100.0%	34.1%

Net Revenues by Geographic Markets

Based on the location of clients’ headquarters, net revenues from clients headquartered in the United States were $155.0 million in the full year 2012, followed by $104.2 million from clients headquartered in Greater China, $58.0 million in Japan, $24.4 million in Europe and $17.5 million in Asia South.

Net Revenues based on Location of Clients’ Headquarters

	Twelve Months Ended December 31, 2012		Twelve Months Ended December 31, 2011
	($ in thousands, except percentages)
United States	154,969	43.2%	107,925	49.3%
Greater China	104,222	29.0%	39,410	18.0%
Japan	58,010	16.2%	40,724	18.6%
Europe	24,375	6.8%	18,793	8.6%
Asia South	17,455	4.8%	12,137	5.5%
Total Net Revenues	359,031	100.0%	218,989	100.0%

Pro forma net revenues from clients headquartered in the United States were $261.1 million or 38.8% of pro forma net revenues for the full year 2012, followed by 38.2% from Greater China, 10.7% from Japan, 8.4% from Europe and 3.9% from Asia South.

Pro Forma Net Revenues based on Location of Clients’ Headquarters

(Please refer to the reconciliation table at the end of the earnings release)

	Twelve Months Ended December 31, 2012		Twelve Months Ended December 31, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
United States	261,070	38.8%	203,242	40.5%	28.5%
Greater China	257,481	38.2%	172,052	34.3%	49.7%
Japan	72,050	10.7%	50,167	10.0%	43.6%
Europe	56,728	8.4%	61,231	12.2%	(7.4)%
Asia South	25,937	3.9%	15,434	3.0%	68.1%
Total Net Revenues	673,266	100.0%	502,126	100.0%	34.1%

Measuring Pactera’s net revenues based on the location of contract signing entity, Greater China accounted for 48.0% of net revenues in thefull year 2012, while the United States accounted for 21.0%, Japan accounted for 16.7%, Asia South accounted for 12.6% and Europe accounted for 1.7%.

Measuring Pactera’s pro forma net revenues based on the location of contract signing entity, Greater China accounted for 57.1% of pro forma net revenues in the full year 2012, while the United States accounted for 22.8%, Japan accounted for 10.3%, Asia South accounted for 8.2% and Europe accounted for 1.6%.

Net Revenues by Industry

Net Revenues by Industry

	Twelve Months Ended December 31, 2012		Twelve Months Ended December 31, 2011
	($ in thousands, except percentages)
High Tech	153,099	42.6%	105,447	48.2%
BFSI	102,328	28.5%	60,893	27.8%
Telecom	41,366	11.5%	14,653	6.7%
Others	62,238	17.4%	37,996	17.3%
Total Net Revenues	359,031	100.0%	218,989	100.0%

Pro Forma Net Revenues by Industry

(Please refer to the reconciliation table at the end of the earnings release)

	Twelve Months Ended December 31, 2012		Twelve Months Ended December 31, 2011		Year-over-Year % Change
	($ in thousands, except percentages)
High Tech	259,517	38.5%	200,837	40.0%	29.2%
BFSI	157,592	23.4%	96,886	19.3%	62.7%
Telecom	151,996	22.6%	127,436	25.4%	19.3%
Others	104,161	15.5%	76,967	15.3%	35.3%
Total net revenues	673,266	100.0%	502,126	100.0%	34.1%

Largest Clients

Net revenues from Pactera’s top five and top ten clients accounted for 31.0% and 41.7% of net revenues, respectively, during the full year 2012, compared to 34.8% and 50.1%, respectively, in 2011.

Pro forma net revenues from Pactera’s top five and top ten clients accounted for 36.1% and 45.5% of pro forma net revenues, respectively, during the full year 2012, compared to 40.0% and 50.6%, respectively, in 2011.

Gross Profit and Gross Margin

Gross profit was $124.4 million for the full year 2012, compared to $76.6 million in 2011. During the full year 2012, gross margin was 34.7%, as compared to 35.0% for the full year 2011.

Operating Expenses

Total operating expenses were $123.5million for the full year 2012 compared to $59.4 million in 2011. Operating expenses in the full year 2012 reflect $5.5 million in trademark intangible asset write-down due to the corporate re-branding as a result of the merger and $22.2 million in other merger related expenses including professional fees, severance costs, and facilities and system integration expenses.

Operating Income and Operating Margin

Operating income for the full year 2012 was $0.9 million, compared to an operating income of $17.2 million in 2011. Non-GAAP operating income for the full year 2012 was $45.4 million, as compared to $27.8 million in 2011.

Operating margin was 0.3% for the full year 2012, compared to 7.9% in 2011. Non-GAAP operating margin was 12.6% for the full year 2012, compared to 12.7% in 2011.

Provision for Income Taxes

Provision for income taxes was $1.2 million for the full year 2012, compared to $1.7 million in 2011. The effective income tax rate was 26.8%. Excluding non-deductible merger related transaction costs for Cayman Island tax purposes, the effective tax rate would have been 13.0% for the year.

Net Income and Net Income per ADS

Net income attributable to Pactera was $2.6 million for the full year 2012, compared to $17.9 million for 2011. Diluted net income per ADS was $0.05 for the full year 2012, as compared to diluted net income per ADS of $0.42 for 2011.

Non-GAAP net income was $45.0 million for the full year 2012, compared to $28.5 million for 2011. Non-GAAP diluted net income per ADS was $0.91 for the full year 2012, compared to $0.66 for 2011.

Cash Flow

Operating cash flow for the full year 2012 was a net inflow of approximately $36.3 million.

Recent Development

Share Repurchase Program

On December 21, 2012, the Company announced that the Board of Directors approved a share repurchase program, under which Pactera had been authorized, but is not obligated, to repurchase up to $30 million worth of outstanding American Depositary Shares (the “ADSs”) representing the common shares of Pactera from time to time over the next 12 months. As of February 26, 2013, 348,535 ADS had been repurchased through open market transactions.

Potential Business Transfer Relating to Our Large Telecom Customer

As previously disclosed, one of the Company’s major clients formed two joint ventures specializing in the software outsourcing business with the Company’s competitors.  The customer is now shifting some of its outsourcing business from various vendors to these joint ventures.  Recently in 2013, this customer informed the Company of its plan to move some business from the Company to these joint ventures, and the Company intends to fully cooperate in this process.  The details are still being discussed between the parties, which may include orderly transfer of certain project teams to the joint ventures in the first half of 2013.  In 2012, Pactera and, prior to the completion of the merger, HiSoft and VanceInfo, generated approximately $96 million of net revenues from this customer, which was the largest customer as measured by net revenues.  The Company now expects net revenues from this customer to decline by at least 40% in 2013.

Outlook for Pactera’s First Quarter and Full Year 2013

For the first quarter of 2013, based on current market and operating conditions and current book orders, Pactera expects:

•                  Net revenues to be at least US$158.0 million, compared to $151.6 million in the first quarter 2012 on a pro forma basis. Excluding the revenues from our large telecom customer in both periods, this represents an increase of at least 10% from the first quarter 2012. Please refer to Recent Development section of this release for further discussion.

•                  Non-GAAP diluted net income per ADS to be at least $0.12, estimated based on 88.3 million weighted average equivalent ADSs outstanding.

For the full year 2013, based on current market and operating conditions, Pactera expects:

•                  Excluding the revenues from our large telecom customer for both 2012 and 2013, net revenues to be at least US$675 million, representing an increase of at least 17% from the 2012 pro forma revenues of $577 million. Based on our current visibility, we estimate net revenues with our large telecom customer to be approximately $48 million to $58 million, which would result in a total net revenue for the Company to be between $723 million and $733 million in 2013, compared to $673 million in 2012 on a pro forma basis. Please refer to Recent Development section of this release for further discussion.

•                  Non-GAAP diluted net income per ADS to be in the range of $0.75 to $0.80, estimated based on 89.5 million weighted average equivalent ADSs outstanding.

These estimates are based on current market and operating conditions, are subject to change, and may be influenced positively or negatively by factors outside the Company’s control, including but not limited to macroeconomic events in the markets in which the Company operates. See “Safe Harbor Statement” below for additional information regarding forward-looking statements.

Conference Call

The Company will host a corresponding conference call and live webcast to discuss the results at 7:00 AM Eastern Standard Time (EST) on Wednesday, February 27, 2013 (8:00 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.

The dial-in details for the live conference call are as below:

• U.S. Toll Free Dial-in Number: + 1.855.500.8701

• International Dial-in Number: + 65.6723.9385

• Hong Kong Dial-in Number: + 852.3051.2745

Passcode: 96031141

The conference call will be available live via webcast on the Investors section of Pactera’s website at http://ir.pactera.com . The archive replay will be available on Pactera’s website shortly after the call.

A dial-in replay of the conference call will be available until March 6, 2013:

• U.S. Toll Free Dial-in Number: + 1.855.452.5696

• International Dial-in Number: + 61.2.8199.0299

Passcode: 96031141

About Pactera

Pactera Technology International Ltd. (NASDAQ: PACT), formed by a merger of equals between HiSoft Technology International Limited and VanceInfo Technologies Inc., is a global consulting and technology services provider strategically headquartered in China. Pactera provides world-class business / IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore and Malaysia. Pactera’s comprehensive services include business and technology advisory, enterprise application services, business intelligence, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing.

For more information about Pactera, please visit www.pactera.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Pactera’s control, which may cause Pactera’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, the Company’s dependence on a limited number of clients for a significant portion of its revenues, uncertainty relating to its clients’ forming or plan to form joint venture with the Company’s competitors, the economic slowdown in its principal geographic markets, the quality and portfolio of its service lines and industry expertise, and the availability of a large talent pool in China and inflation of qualified professionals’ wages, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks, uncertainties or factors is included in Pactera’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release is as of the date of this news release, and Pactera does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Pactera’s consolidated financial results presented in accordance with GAAP, Pactera uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP income from operations, non-GAAP net income and non-GAAP diluted EPS and related margins which exclude share-based compensation expense, amortization of acquired intangible assets and land use right, merger-related costs, change in fair value of contingent consideration payable for business acquisition, and compensation expenses related to acquisition. The non-GAAP income from operations, net income and diluted EPS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for or superior to the financial information prepared and presented in accordance with GAAP or as being comparable to results reported or forecasted by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP Financial Measures to Comparable GAAP Measures” and “Reconciliations of Forward-Looking Guidance for non-GAAP Financial Measures to Comparable GAAP Measures” set forth at the end of this news release.

Pactera believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and non-GAAP diluted EPS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and land use right, merger-related transaction and integration costs, and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be, for the foreseeable future, a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to Pactera at the date of this news release.

PACTERA TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	December 31, 2012	December 31, 2011

ASSETS
Current Assets
Cash and cash equivalents	143,714	113,856
Restricted cash	6,112	1,222
Term deposits	58,485	21,681
Short-term investment	1,765	—
Accounts receivable, net	230,693	61,413
Other current assets	37,435	7,135
Total current assets	478,204	205,307

Property, plant and equipment, net	67,607	13,774
Goodwill and intangible assets, net	157,962	52,546
Other long-term assets	33,833	1,552
Total assets	737,606	273,179

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	163,152	51,029
Other liabilities	32,130	12,260
Total liabilities	195,282	63,289
Total shareholder’s equity	542,324	209,890
Total liabilities and equity	737,606	273,179

Note:

As of December 31,2012, there were 88,312,068 ordinary shares (88,312,068 ADSs) issued and outstanding.

As of December 31,2011, there were 42,720,067 ordinary shares (42,720,067 ADSs) issued and outstanding,

Effective on November 9, 2012, the Company adjusted the ratio of its ADSs to ordinary shares that effectively resulted in a 1:1.3622 split for its ADSs. All number of shares and earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

PACTERA TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Statements of Operations (Unaudited)

(US dollars in thousands, except for share, per share data)

	Three months ended December 31,		Year ended Dercemer 31,
	2012	2011	2012	2011

Net revenues	142,202	64,936	359,031	218,989
Cost of revenues	(94,589)	(41,402)	(234,602)	(142,427)
Gross profit	47,613	23,534	124,429	76,562
Operating expenses	(65,152)	(16,832)	(123,514)	(59,351)
(Loss) Income from operations	(17,539)	6,702	915	17,211
Other income	709	832	3,597	2,905
Net (loss) income before income tax expenses	(16,830)	7,534	4,512	20,116

Income tax benefit (expenses)	2,359	(459)	(1,210)	(1,718)
(Loss) income before earning in equity method investment	(14,471)	7,075	3,302	18,398

Earning in equity method investment	23	—	23	—
(Loss) income after earning in equity method investment	(14,448)	7,075	3,325	18,398

Add: Net profit attributable to noncontrolling interest	(69)	(278)	(735)	(497)
Net (loss) income attributable to PacteraTechnology International Limited	(14,517)	6,797	2,590	17,901

Net (loss) income per share
Basic	(0.22)	0.17	0.05	0.44
Diluted	(0.22)	0.16	0.05	0.42

Weighted average shares used in calculating net income per common share
Basic	66,234,854	41,021,197	47,547,307	40,596,429
Diluted	66,234,854	42,946,070	49,444,160	42,956,291

Net (loss) income per ADS
Basic	(0.22)	0.17	0.05	0.44
Diluted	(0.22)	0.16	0.05	0.42

Weighted average ADS used in calculating net income per ADS
Basic	66,234,854	41,021,197	47,547,307	40,596,429
Diluted	66,234,854	42,946,070	49,444,160	42,956,291

Effective on November 9, 2012, the Company adjusted the ratio of its ADSs to ordinary shares that effectively resulted in a 1:1.3622 split for its ADSs. All number of shares and earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

PACTERA TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(US dollars in thousands, except for share, per share data)

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011

Net (loss) income	(14,448)	7,075	3,325	18,398
Other comprehensive income, net of tax:
Change in cumulative foreign exchange translation adjustment	946	1,862	2,460	5,738
Comprehensive (loss) income	(13,502)	8,937	5,785	24,136

Less: Comprehensive income attributable to noncontrolling interest	(69)	(295)	(742)	(547)
Comprehensive income attributable to Pactera Technology International Limited	(13,571)	8,642	5,043	23,589

PACTERA TECHNOLOGY INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollars in thousands)

	Three months ended December 31,		Year ended Dercemer 31,
	2012	2011	2012	2011
Cash flows from operating activities:
Net (loss) income	(14,448)	7,075	3,325	18,398
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
(Reversal) Provision for doubtful accounts	4,851	(163)	4,821	477
(Gain) loss on disposal of property, plant and equipment	155	(1)	103	37
Depreciation	2,709	1,317	6,850	4,400
Change in fair value of foreign-currency forward contract	43	(67)	20	(28)
Amortization of intangible assets	2,295	1,044	6,058	2,677
Amortization of land use right	71	—	71	—
Impairment of Intangible Asssets	5,515	—	5,515	—
Non-cash interest income	—	—	—	(34)
Share-based compensation expenses	5,841	1,559	11,064	5,656
Changes in fair value of contingent consideration	(776)	384	(659)	1,824
Earnings in investment	(23)	—	(23)	—
Changes in operating assets and liabilities:
Accounts receivable	10,523	627	(11,946)	(12,405)
Other current assets	757	1,416	(1,374)	(2,565)
Other assets	237	(66)	(697)	2,170
Accounts payable	(938)	1,981	(3,459)	216
Other liabilities	16,478	803	16,656	3,500

Net cash provided by operating activities	33,290	15,909	36,325	24,323

Cash flows from investing activities:
Term deposits	(7,232)	10,675	(1,908)	(21,681)
Sort-term investment	(1,764)	—	(1,764)	—
Purchase of property, plant and equipment	(2,219)	(1,785)	(5,600)	(7,691)
Purchase of buliding and land use right	(9,126)	—	(15,633)	—
Restricted cash	(2,234)	(54)	(3,022)	(836)
Cash received from merger with VanceInfo	31,717	—	31,717	—
Deferred and contingent consideration paid for business acquisitions	(2,321)	(2,109)	(9,554)	(7,716)
Payment on success fee related to business acquisition	—	—	—	(450)
Net cash provided by (used in) investing activities	6,821	6,727	(5,764)	(38,374)

Cash flows from financing activities:
Repayment of bank loan	(1)	—	(477)	(40,000)
Cash received from non-controlling	—	—	—	909
Proceeds from issuance of common share under employee option plan	589	634	1,988	5,291
Deferred and contingent consideration paid for business acquisitions	—	(2,150)	(3,047)	(11,710)
Payment of principal amount under capital lease obligations	—	—	—	(136)
Net cash provided by (used in) financing activities	588	(1,516)	(1,536)	(45,646)

Effect of exchange rate changes	528	1,063	833	3,660

Net increase (decrease) in cash and cash equivalents	41,227	22,183	29,858	(56,037)
Cash and cash equivalents at beginning of period	102,487	91,673	113,856	169,893

Cash and cash equivalents at end of period	143,714	113,856	143,714	113,856

PACTERA TECHNOLOGY INTERNATIONAL LIMITED

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011

GAAP operating (loss) income	(17,539)	6,702	915	17,211
GAAP operating (loss) margin	(12.3)%	10.3%	0.3%	7.9%

Adjustments:
- Share-based compensation	5,841	1,559	11,064	5,656
- Amortization of acquired intangible assets	2,295	1,044	6,058	2,677
- Write-down of trademarks due to re-branding	5,515	—	5,515	—
- Change in fair value of contingent consideration payable for M&A	(776)	384	(659)	1,824
- Success fee related to business acquisition	—	—	—	450
- Compensation expenses related to acquisition	87	—	174	—
- Merger related costs	19,827	—	22,215	—
- Land use right amortization expense	71	—	71	—

Non-GAAP operating income	15,321	9,689	45,353	27,818
Non-GAAP operating margin	10.8%	14.9%	12.6%	12.7%

GAAP net (loss) income	(14,517)	6,797	2,590	17,901
GAAP net (loss) margin	(10.2)%	10.5%	0.7%	8.2%

Adjustments:
- Share-based compensation	5,841	1,559	11,064	5,656
- Write-down of trademarks due to re-branding	2,295	1,044	6,058	2,677
- Write down of intangible assets	5,515	—	5,515	—
- Change in fair value of contingent consideration payable for M&A	(776)	384	(659)	1,824
- Success fee related to business acquisition	—	—	—	450
- Compensation expenses related to acquisition	87	—	174	—
- Merger related costs, net of tax effect	17,837	—	20,225	—
- Land use right amortization expense	71	—	71	—

Non-GAAP net income	16,353	9,784	45,038	28,508
Non-GAAP net margin	11.5%	15.1%	12.5%	13.0%

Non-GAAP net income per ADS
Basic	0.25	0.24	0.95	0.70
Diluted	0.24	0.23	0.91	0.66

Weighted average ADS used in calculating Non-GAAP net income per ADS
Basic	66,234,854	41,021,197	47,547,307	40,596,429
Diluted	68,514,064	42,946,070	49,444,160	42,956,291

GAAP net (loss) income per ADS
Basic	(0.22)	0.17	0.05	0.44
Adjustments:
- Share-based compensation	0.09	0.04	0.23	0.14
- Amortization of acquired intangible assets	0.04	0.02	0.13	0.07
- Write-down of trademarks due to re-branding	0.08	—	0.12	—
- Change in fair value of contingent consideration payable for M&A	(0.01)	0.01	(0.01)	0.04
- Success fee related to business acquisition	—	—	—	0.01
- Compensation expenses related to acquisition	—	—	—	—
- Merger related costs, net of tax effect	0.27	—	0.43	—
- Land use right	—	—	—	—
Non-GAAP net income per ADS
Basic	0.25	0.24	0.95	0.70

GAAP net (loss) income per ADS
Diluted	(0.22)	0.16	0.05	0.42
Adjustments:
- Share-based compensation	0.09	0.04	0.22	0.13
- Amortization of acquired intangible assets	0.03	0.02	0.13	0.06
- Write-down of trademarks due to re-branding	0.08	—	0.11	—
- Change in fair value of contingent consideration payable for M&A	(0.01)	0.01	(0.01)	0.04
- Success fee related to business acquisition	—	—	—	0.01
- Compensation expenses related to acquisition	—	—	—	—
- Merger related costs, net of tax effect	0.27	—	0.41	—
- Land use right	—	—	—	—
Non-GAAP net income per ADS
Diluted	0.24	0.23	0.91	0.66

Effective on November 9, 2012, the Company adjusted the ratio of its ADSs to ordinary shares that effectively resulted in a 1:1.3622 split for its ADSs. All number of shares and earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

	Unaudited historical consolidated net revenues of Pactera for the three months ended December 31, 2012	Unaudited historical consolidated net revenues of VanceInfo for the period from October 1, 2012 to November 8, 2012	Unaudited Pro forma consolidated net revenues for the three months ended December 31, 2012	Unaudited historical consolidated net revenues of the former HiSoft for the three months ended December 31, 2011	Unaudited historical consolidated net revenues of VanceInfo for the three months ended December 31, 2011	Unaudited Pro forma consolidated net revenues for the three months ended December 31, 2011

Proforma Net Revenue by Service Lines
IT Services	87,738	22,695	110,433	39,700	43,236	82,936
- CPS	31,849	4,415	36,264	13,640	15,599	29,239
- ADM	55,889	18,280	74,169	26,060	27,637	53,697
R&D Services	54,464	14,447	68,911	25,236	43,952	69,188
Total	142,202	37,142	179,344	64,936	87,188	152,124

Proforma Net Revenue by Industry
High Tech	56,463	12,603	69,066	28,941	30,590	59,531
BFSI	39,894	7,541	47,435	18,849	13,375	32,224
Telecom	23,858	11,316	35,174	4,769	31,930	36,699
Others	21,987	5,682	27,669	12,377	11,293	23,670
Total	142,202	37,142	179,344	64,936	87,188	152,124

Proforma Net Revenue by Location of Client’s Headquarter
United States	55,361	11,903	67,264	30,324	31,388	61,712
Europe	10,262	3,459	13,721	4,851	10,986	15,837
Japan	16,615	1,996	18,611	13,323	2,877	16,200
Greater China	53,848	18,141	71,989	13,197	40,542	53,739
Asia South	6,116	1,643	7,759	3,241	1,395	4,636
Total	142,202	37,142	179,344	64,936	87,188	152,124

Note:

The accompanying unaudited pro forma net revenues for the three months ended December 31, 2012 and 2011 and the year ended December 31, 2012 and 2011 is prepared based on the assumption that the merger of HiSoft and VanceInfo was consummated on January 1, 2011.  No adjustment has been made to unaudited historical consolidated net revenues to give effect to such pro forma event.  The unaudited pro forma net revenues are being provided for information purposes only as Pactera believes that such data provide meaningful supplemental information for investors to compare the performance of Pactera with the pre-merger HiSoft and VanceInfo for the corresponding periods.  Such data do not purport to represent what the actual consolidated results of operations or the consolidated balance sheet of the combined company would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of the combined company’s future consolidated results of operations.

For the pro forma net revenues for the three months ended December 31, 2012, it combined the unaudited historical consolidated net revenues of Pactera for the three months ended December 31, 2012 and the unaudited historical consolidated net revenues of VanceInfo for the period from October 1, 2012 to November 8, 2012 (period prior to the consummation of the merger).   The unaudited historical consolidated net revenues of Pactera for the three months ended December 31, 2012 combine the unaudited historical consolidated net revenues of the former HiSoft for the three months ended December 31, 2012 and the unaudited historical consolidated net revenues of VanceInfo for the period from November 9, 2012 to December 31, 2012.

	Unaudited historical consolidated net revenues of Pactera for the year December 31, 2012	Unaudited historical consolidated net revenues of VanceInfo for the period from January 1, 2012 to November 8, 2012	Unaudited Pro forma consolidated net revenues for the year ended December 31, 2012	Unaudited historical consolidated net revenues of the former HiSoft for the year ended December 31, 2011	Unaudited historical consolidated net revenues of VanceInfo for the year ended December 31, 2011	Unaudited Pro forma consolidated net revenues for the year ended December 31, 2011

Proforma Net Revenue by Service Lines
IT Services	214,858	166,618	381,476	126,105	134,575	260,680
- CPS	79,605	38,604	118,209	37,567	47,784	85,351
- ADM	135,253	128,014	263,267	88,538	86,791	175,329
R&D Services	144,173	147,617	291,790	92,884	148,562	241,446
Total	359,031	314,235	673,266	218,989	283,137	502,126

Proforma Net Revenue by Industry
High Tech	153,099	106,418	259,517	105,447	95,390	200,837
BFSI	102,328	55,264	157,592	60,893	35,993	96,886
Telecom	41,366	110,630	151,996	14,653	112,783	127,436
Others	62,238	41,923	104,161	37,996	38,971	76,967
Total	359,031	314,235	673,266	218,989	283,137	502,126

Proforma Net Revenue by Location of Client’s Headquarter
United States	154,969	106,101	261,070	107,925	95,317	203,242
Europe	24,375	32,353	56,728	18,793	42,438	61,231
Japan	58,010	14,040	72,050	40,724	9,443	50,167
Greater China	104,222	153,259	257,481	39,410	132,642	172,052
Asia South	17,455	8,482	25,937	12,137	3,297	15,434
Total	359,031	314,235	673,266	218,989	283,137	502,126

Note:

The accompanying unaudited pro forma net revenues for the three months ended December 31, 2012 and 2011 and the year ended December 31, 2012 and 2011 is prepared based on the assumption that the merger of HiSoft and VanceInfo was consummated on January 1, 2011.  No adjustment has been made to unaudited historical consolidated net revenues to give effect to such pro forma event.  The unaudited pro forma net revenues are being provided for information purposes only as Pactera believes that such data provide meaningful supplemental information for investors to compare the performance of Pactera with the pre-merger HiSoft and VanceInfo for the corresponding periods.  Such data do not purport to represent what the actual consolidated results of operations or the consolidated balance sheet of the combined company would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of the combined company’s future consolidated results of operations.

For the pro forma net revenues for the three months ended December 31, 2012, it combined the unaudited historical consolidated net revenues of Pactera for the three months ended December 31, 2012 and the unaudited historical consolidated net revenues of VanceInfo for the period from October 1, 2012 to November 8, 2012 (period prior to the consummation of the merger).   The unaudited historical consolidated net revenues of Pactera for the three months ended December 31, 2012 combine the unaudited historical consolidated net revenues of the former HiSoft for the three months ended December 31, 2012 and the unaudited historical consolidated net revenues of VanceInfo for the period from November 9, 2012 to December 31, 2012.

For further information, please contact:

Sheryl Zhang

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-8282-5330

E-mail: ir@pactera.com